Form 51-102F1

TLC VENTURES CORP.

Management Discussion and Analysis

August 16, 2006

Management Discussion and Analysis should be read in conjunction with the unaudited interim financial statements for the three months ended June 30, 2006.

Significant accounting policies are outlined in Note 2 to the Financial Statements of the Company for the year ended December 31, 2005. These accounting policies have been applied consistently for the twelve months ended December 31, 2005 and the interim period ended June 30, 2006.

Company Overview

TLC Ventures Corp. (“TLC” or the “Company”) is a mineral exploration and mine development company that is focused on the acquisition and development of global precious and base metal assets. TLC Ventures Corp. is a public company with a listing on the TSX Venture Exchange (TLV.TSX-V).

The Company’s vision is to build a multi-asset, mid-tier metal producer that trades on a senior stock exchange within five years.

Second Quarter Highlights

Through the Company’s subsidiary, Cybele Resources Inc. (“Cybele Resources”), TLC Ventures has initiated a field program for locating major gold deposits based on new concepts developed by Dr. Richard Henley, Chairman of TLC Ventures. From a field office in Townsville, Australia, Cybele Resources is using leading-edge digital database technology to identify and target major gold exploration properties. To date, Cybele has acquired one Exploration License and two Prospecting Licenses in Vanuatu totaling 1,053 square kilometers and two Prospecting Licenses in the Solomon Islands totaling 430 square kilometers. Additional licenses are also been applied for in Papua New Guinea and the Solomon Islands and land access agreements are currently being negotiated on the acquired licenses.

An experienced geological team has been assembled by Cybele Resources to conduct a Phase One exploration program on the acquired licenses which will include prospecting, reconnaissance geological mapping and rock and soil geochemistry. Under the direction of Dr. Richard Henley, the Cybele Resources exploration programs will be supervised by Rob Smillie, Vice President Exploration and Andrew Allibone, Chief Geologist.

During the period, the Company purchased an additional 1.22% of Cybele Resources for consideration of US$ 1,100,000 bringing the Company’s ownership to 96.30% . In addition, the Company was granted 2,000,000 warrants to purchase additional Cybele shares for US$0.25 until June 2008.

Further to a special resolution passed by the shareholders at the Company’s annual general meeting held on May 30, 2006, the Company’s shares have been subdivided on the basis of two new common shares for each old common share. Trading commenced on a post split basis on June 15, 2006.

Subsequent to June 30, 2006, t he Company closed a non-brokered private placement financing consisting of 8.7 million units at a price of $0.52 per unit for gross proceeds of $4,524,000. Each unit consists of one common share and one-half of a common share purchase warrant. One full warrant will allow the holder to purchase one common share in TLC Ventures Corp. for a period of 18 months from closing at a price of $1.00 per share. There is no commission or finders fee payable on the financing. The common shares issued will be subject to a four month hold period. With the closing of the aforementioned private placement, TLC has a total working capital position of approximately $8.85 million.

Outstanding Share Data

Set out below are outstanding share data of the Company as at June 30, 2006. For additional detail, see Note 7 to the interim financial statement for the three months ended June 30, 2006.

At June 30, 2006	Number Outstanding
Common shares	39,412,916
Options to Purchase Common Shares	6,290,000
Warrants to Purchase Common Shares	600,000

Selected Annual Information

The following discussion and analysis of financial conditions and results of operations should be read in conjunction with the Company’s audited financial statements and related costs for the years ended December 31, 2005, December 31, 2004 and December 31, 2003

	December 31,	December 31,	December 31,
	2005	2004	2003
Total revenues	$Nil	$Nil	$Nil
Loss before extraordinary items	$1,853,557	$1,701,098	$312,354
Per share and fully diluted	$0.09	$0.10	$0.04
Loss for the period	$1,853,557	$1,701,098	$312,354
Per share and fully diluted	$0.09	$0.10	$0.04
Total assets	$6,167,754	$7,180,909	$460,869
Total long-term financial liabilities	$Nil	$Nil	$Nil
Cash dividends declared	Nil	Nil	Nil

The Company completed a management re-organization at the end of 2003. During 2004, the Company completed three private placements and the acquisition of Point Leamington. This accounted for the significant increase of assets. At December 31, 2004 the Company had cash and cash equivalents of $6,192,278 and mineral property costs of $761,221. The increase in losses in comparison to the past two years is mainly attributable to the recording of stock-based compensation expense of $824,517 (2003 - $133,239) as well as increases in general and administration expense discussed below. At December 31, 2005 the Company had cash and cash equivalents of $5,045,242 and mineral property costs of $974,587.

Discussion of Operations and Financial Condition for the three and six months ended June 30, 2006

The following discussion and analysis of the Company’s financial condition and results of operations should be read in conjunction with the Company’s annual audited financial statements and related notes.

	Three months ended June 30		Six months ended June 30
	2006	2005	2006	2005

REVENUE
EXPENSES
Audit and accounting fees	$16,770	$34,264	$23,417	$51,661
Amortization	20,159	4,476	24,663	8,625
Bank charges	489	117	919	246
Consulting fees	30,000	17,500	60,000	33,108
Foreign exchange	(3,128)	-	9,893	(80)
Insurance	13,220	9,246	26,785	19,992
Legal fees	31,197	33,267	34,564	50,247
Marketing	-	433	492	15,939
Office, postage and printing	11,380	5,867	19,018	11,978
Rent	12,282	11,541	24,527	20,090
Research and development	-	2,735	3,579	2,735
Salaries and wages	43,939	74,971	82,908	153,665
Salaries and wages – Stock compensation	452,498	250,563	556,008	375,809
Shareholder relations	2,626	9,266	2,626	10,582
Telephone and utilities	5,521	3,586	7,283	5,880
Trade shows, conferences	-	-	5,514	5,484
Transfer agent, regulatory fees	36,635	12,743	43,593	19,219
Travel	15,773	6,405	27,891	57,160
Total Expenses	(688,516)	(476,980)	(952,835)	(842,340)
Property investigation	(40,041)	(7,314)	(90,517)	(127,500)
Interest income	34,611	26,730	65,201	57,304
Non-controlling interest	(25,715)	-	(23,830)	-
Loss for the Period	$(719,661)	$(457,564)	$(1,001,891)	$(912,536)

Components of our operating expenses are disclosed below.

Amortization

These expenses are attributable to amortization on our computer equipment and software, furniture and office equipment and leasehold improvements. The increase of amortization to $20,159 for the three month period ended June 30, 2006 is attributable to the write off of leasehold improvments. The Company has moved offices and sub-let its previous offices.

Audit and Accounting

The Company is now a reporting issuer under the United States Securities Exchange Act of 1934 and is required to prepare annual financial statements with U.S. GAAP reconciliation on an ongoing basis. The Company’s financial statements now comply with both U.S. GAAP and GAAS. Audit and accounting fees are lower for both the three month and six month periods as fees in 2005 included costs associated with the Company initially applying to become a reporting issuer.

Consulting Fees

The Company pays consulting fees to Endeavor Financial Corp. for services including, but not limited to, assistance in project evaluation and acquisition, as well as capital markets advice.

Insurance

Insurance costs include general office, equipment and director and officer liability insurance. These costs have increased as the Company has expanded operations internationally.

Legal Fees

Legal fees are primarily attributable to our status as a publicly traded company in Canada. Legal fees are lower for the six month period ended June 30, 2006 as fees in 2005 included costs associated with the Company initially applying to become a reporting issuer.

Marketing

Marketing expenses include the production of marketing materials for presentations and the preparation of investor relations materials. Fees in 2006 are lower as the Company is no longer using the services of an investor relations firm.

Office, Postage and Printing

These costs generally include office, postage and printing costs associated with our leased premises. These costs have increased with the Company’s recent expansion internationally.

Rent

Rent includes rent payable in connection with our head office in Vancouver, British Columbia.

Research and Development

The Company has allocated funds towards research and development of new and innovative exploration methods. As a result the Company invested $477,000 in Cybele Resources Inc. (“Cybele”) representing 96.3% of the issued and outstanding shares of Cybele. Cybele uses leading-edge digital database technology to identify and target major gold and copper exploration properties.

Salaries and Wages

Salaries and wages include salaries, wages and benefits payable to the President and CEO plus one employee and fees paid to the Chairman. These costs are lower for 2006 due to the function of CFO being performed by the CEO.

Salaries and Wages – Stock Compensation

Stock compensation expense associated with salaries and wages is attributable to stock options granted to both employees and non-employees using the fair value method. Relevant vesting schedules and the assumptions used for the fair value calculation can be seen in the financial statements. Costs increased for the three month period ending June 30, 2006 as the Company granted options in the parent company as well as options in its wholly owned subsidiary to officers.

Shareholder Relations

Shareholder relation expenses include costs to communicate with shareholders including annual general meeting material and news release dissemination and regulatory filings.

Telephone and Utilities

Telephone expenses include both those in office premises and for cellular phones and portable communications devices used by Company personnel.

Trade Shows

Trade show expenses expenses are for trade shows attended by the Company for the purpose of increasing our public profile. There were no trade shows attended during the recent quater.

Transfer Agent, Regulatory Fees

Transfer agent and regulatory fees include fees payable to the transfer agent and fees payable to securities regulatory authorities as a required by a public company in Canada. The Company split its share capital on a two for one basis in June and accounts for the increase in regulatory fees.

Travel

Travel expenses include both business travel and travel related to our pursuit of financing opportunities.

Property Investigation

These expenses include travel to review projects, the hiring of consultants to review property data and the review of legal documentation and regulatory requirements.

Interest Income

Interest income is attributable to interest earned on our liquid investments, including cash and cash equivalents. These funds are presently held in cash and cash equivalent investments pending expenditure on operations.

Net Loss

The Company will continue to incur losses until such time as an acquisition results in positive earnings.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported on a timely basis to senior management, so that appropriate decisions can be made regarding public disclosure. As at the end of the period covered by this management’s discussion and analysis, management evaluated the effectiveness of the Company’s disclosure controls and procedures as required by Canadian securities laws.

Based on that evaluation, management has concluded that, as of the end of the period covered by this management’s discussion and analysis, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the Company’s annual filings and interim filings (as such terms are defined under Multilateral Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings) and other reports filed or submitted under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those laws, and that materials information is accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure.

Critical Accounting Estimates

The preparation of the Company’s consolidated financial statements requires management to use estimates and assumptions that affect the reported amounts of assets and liabilities, as well as revenues and expenses. The most significant accounting estimates for the Company relate to the carrying value of its mineral property assets and accounting for stock-based compensation. The Company’s accounting policies are set out in full in Note 2 of the annual financial statements.

Mineral Property Costs

One of the most critical areas where estimates are used is in the area of the valuation of carrying value of mineral property costs. Under Canadian GAAP, the Company records its interests in mineral properties at cost. The costs of acquiring mineral properties and related exploration and development expenditures are deferred and would be amortized against future production following commencement of commercial production or are written off if the properties are sold, allowed to lapse or abandoned. General exploration, overhead and administration costs are expensed in the period incurred. The estimated values of all properties are assessed by management on a continual basis. This assessment may be estimated by quantifiable evidence of a geological resource or reserve or the Company’s assessment of its ability to sell the property for an amount greater or less than the carrying value. If the carrying values exceed estimated recoverable values, then the costs are written down to the estimated recoverable values. Management’s estimates of mineral prices, recoverable resources, and operating, capital and reclamation costs are subject to certain risks and uncertainties that may affect the recoverability of mineral property costs. Although management has made its best estimate of these factors, it is possible that changes could occur in the near term that could adversely affect management’s estimate of the net cash flows to be generated from its properties. The Company presently has no proven or probable reserves. Option payments received are treated as a reduction of the carrying value of the related mineral property and deferred costs until the payments are in excess of costs incurred, at which time they are then credited to income.

Stock-Based Compensation

Another significant estimate relates to accounting for stock-based compensation. Option pricing models require the input of highly subjective assumptions, including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options granted/vested during the year. Significant estimates used in the preparation of these consolidated financial statements include, amongst other things, depreciation, determination of net recoverable value of assets, determination of fair value on taxes, contingencies and share compensation.

Change in Accounting Policies

Variable Interest Entities (VIE) - Change in Accounting Policy

The Accounting Standards Board (AcSB) issued Accounting Guideline AcG 15 “Consolidation of Variable Interest Entities”, to harmonize the Guideline with the equivalent FASB Interpretation No. 46R, “Consolidation of Variable Interest Entities.” The Guideline provides criteria for identifying VIEs and further criteria for determining what entity, if any, should consolidate them. The Company adopted this effective December 1, 2004 and it has not materially impacted the Company’s results of operations and financial position.

Related Party Transactions

The Company’s executive officers provide services to the Company including the President and CEO, Chief Financial Officer, Secretary and the Chairman. The Company paid $56,081 for management salaries and fees to directors and officers and related entities for the six months ended June 30, 2006. All related party transactions were recorded at the amounts agreed upon between the parties.

As at June 30, 2006, amounts due to related parties consist of $16,5113 owing to directors and officers and a law firm where an officer of the Company is employed.

Quarterly Information

The following financial information is for each of the eight most recently completed quarters of the Company. This is derived from unaudited interim financial statements prepared by management and the audited financial statements for December 31 quarters.

Summary financial information for the eight most recently completed quarters

	Total	Loss for the	Loss per	Loss per share fully
	revenues	period	share basic	diluted
June 30, 2006
March 31, 2006	Nil	$282,320	$0.01	$0.01
December 31, 2005	Nil	$413,939	$0.02	$0.02
September 30, 2005	Nil	$527,082	$0.03	$0.03
June 30, 2005	Nil	$457,564	$0.02	$0.02
March 31, 2005	Nil	$454,972	$0.02	$0.02
December 31, 2004	Nil	$285,827	$0.02	$0.02
September 30, 2004	Nil	$226,323	$0.01	$0.01

The Company’s losses have increased significantly due to legal costs, salaries, setting up of offices and property investigation. The Company will continue to incur losses until such time as an acquisition results in positive earnings. The significant increase in losses for the period ended June 30, 2006 is due to stock compensation expense of $452,498.

Liquidity and Capital Resources

Working Capital

The Company had a working capital balance of $4,325,982 at June 30, 2006, compared with $5,079,861 at December 31, 2005.

In response to increased precious and base metal prices the Company plans to complete a review of the Point Leamington Property during 2006. In addition, we anticipate that we will spend approximately $970,000 during 2006 in general and administrative expenses pursuing our plan of operations. We will set additional costs for project evaluation as opportunities arise. We anticipate that we will be able to finance both our anticipated capital and operating expenses over the next twelve months using our current working capital.

Cash and Cash Equivalents

The Company had cash of $4,221,393 at June 30, 2006 compared to $5,045,242 at December 31, 2005. The liquid portion of the working capital consists of cash and cash equivalents held in banks and highly liquid investments with remaining maturities at point of purchase of 90 days or less. Management of these securities is conducted in-house and is based on investment guidelines approved by the Board. These investments are in conservative money market instruments that bear and carry a low degree of risk. The objective of these investments is to preserve funds for future operations.

Cash Used in Operating Activities

Cash used in operating activities was $290,068 for the three months ended June 30, 2006.

Cash Used in Investing Activities

The Company used $273,348 of cash in investing activities during the three months ended June 30, 2006. Cash used in investing activities included the acquisition of $5,734 of property and equipment and $267,348 of mineral property costs in connection with the Company’s Point Leamington Property and recently acquired properties in Southeast Asia.

Liquidity and Solvency

The Company’s ability to conduct operations, including the acquisition, exploration and development of mineral properties, is contingent upon its ability to raise funds, primarily from equity sources.

The Company currently has 39,413,002 common shares issued and outstanding. As at June 30, 2006, outstanding options and warrants represent a total of 8,500,000 common shares issuable for proceeds of $4,084,270, if these options and warrants were exercised in full. The exercise of these options and warrants is completely at the discretion of the holders and the Company has no indication that any or all of these options and warrants will be exercised.

Subsequent to June 30, 2006 the Company closed a non-brokered private placement financing consisting of 8.7 million units at a price of $0.52 per unit for gross proceeds of $4,524,000. Each unit consists of one common share and one-half of a common share purchase warrant. One full warrant will allow the holder to purchase one common share in TLC Ventures Corp. for a period of 18 months from closing at a price of $1.00 per share. This would bring the Company’s working capital to approximately $8.85 million. An additional $4.35 million would be received by the Company upon exercise of warrants issued with this financing.

The Company’s financial instruments consist of cash and cash equivalents, amounts receivable and accounts payable and amounts due to related parties. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments. The fair value of these financial instruments approximates their carrying value due to their short -term maturity or capacity of prompt liquidation.

Business Risks

Success depends upon a number of factors, many of which are beyond the Company’s control. Typical risk factors and uncertainties include variation in metal prices, environmental regulations and changes in legislation and competition.

The Company has no history of profitable operations and its present business is at an early stage. As a result the Company is subject to many risks common to such enterprises, including limitations with respect to personnel, financial and other resources and the lack of revenues.

The Company may require additional funds to further explore and develop its properties and raising such funds will cause dilution to current shareholders. Failure to obtain such additional financing could result in the delay or indefinite postponement of further exploration and development of its properties.

Exploration and Development

Resource exploration and development is a speculative business. It is characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but also from finding mineral deposits that, though present, are insufficient in quantity and quality to return a profit from production. The business of exploration for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines.

Metal Prices

Factors beyond the control of the Company affect the price and marketability of gold and other metals. Metal prices have fluctuated widely, particularly in recent years and are affected by numerous factors including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and worldwide production levels. The effect of these factors on the Company’s future prospects cannot accurately be predicted.

Title Risks

Although the Company has exercised the usual due diligence with respect to determining title to properties in which it has a material interest, there is no guarantee that title to such properties will not be challenged or impugned. The Company’s mineral property interests may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by undetected defects.

Environmental Regulations, Permits and Licenses

The Company’s operations may be subject to environment al regulations promulgated by government agencies from time to time. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution. Environmental legislation is evolving in a direction of stricter standards, and enforcement, and higher fines and penalties for non-compliance. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations. TLC intends to fully comply with all environmental regulations.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

Competition and Agreements with Other Parties

The mining industry is intensely competitive in all its phases. The Company competes with other companies that have greater financial resources and technical facilities. Competition could adversely affect the Company’s ability to acquire suitable properties or prospects in the future.

Conflicts of Interest

The Company’s directors and officers may serve as directors or officers, or may be associated with other reporting companies or have significant shareholdings in other companies. To the extent that such other companies may participate in business or asset acquisitions, dispositions, or ventures in which the Company may participate, the directors and officers of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. If a conflict of interest arises, the Company will follow the provisions of its governing corporate legislation dealing with conflicts of interest. These provisions state that where a director has such a conflict, that director must, at a meeting of the Company’s directors, disclose his or her interest and refrain from voting for or against the approval of such a participation or such terms unless otherwise permitted. In accordance with the laws of the Province of British Columbia, the directors and officers of the Company are required to act honestly, in good faith and in the best interests of shareholders.

Special Note Regarding Forward Looking Statements:

Certain statements in this document constitute “forward looking statements”. Such forward looking statements involve known and unknown risk, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: risks inherent in mineral exploration; risks associated with development, construction and mining operations; restrictions on foreign ownership; uncertainties relating to carrying on business in foreign countries; the Company’s history of operating losses and uncertainty of future profitability; uncertainty of access to additional capital; environmental liability claims and insurance; and dependence on joint venture partners.